EXHIBIT 3

March 2, 2007

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following information should be read in conjunction with our 2006 audited financial statements and notes thereto, which were prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

FORWARD-LOOKING STATEMENTS

The following discussion contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including our belief as to the potential of REOLYSIN® as a cancer therapeutic and our expectations as to the success of our research and development and manufacturing programs in 2007 and beyond, future financial position, business strategy and plans for future operations, and statements that are not historical facts, involve known and unknown risks and uncertainties, which could cause our actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the need for and availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN® as a cancer treatment, the success and timely completion of clinical studies and trials, our ability to successfully commercialize REOLYSIN®, uncertainties related to the research, development and manufacturing of pharmaceuticals, uncertainties related to competition, changes in technology, the regulatory process and general changes to the economic environment. Investors should consult our quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Forward-looking statements are based on assumptions, projections, estimates and expectations of management at the time such forward looking statements are made, and such assumptions, projections, estimates and/or expectations could change or prove to be incorrect or inaccurate. Investors are cautioned against placing undue reliance on forward-looking statements. We do not undertake to update these forward-looking statements.

OVERVIEW

Oncolytics Biotech Inc. is a Development Stage Company

Since our inception in April of 1998, Oncolytics Biotech Inc. has been a development stage company and we have focused our research and development efforts on the development of REOLYSIN®, our potential cancer therapeutic. We have not been profitable since our inception and expect to continue to incur substantial losses as we continue research and development efforts. We do not expect to generate significant revenues until, if and when, our cancer product becomes commercially viable.

General Risk Factors

Prospects for biotechnology companies in the research and development stage should generally be regarded as speculative. It is not possible to predict, based upon studies in animals, or early studies in humans, whether a new therapeutic will ultimately prove to be safe and effective in humans, or whether necessary and sufficient data can be developed through the clinical trial process to support a successful product application and approval.

If a product is approved for sale, product manufacturing at a commercial scale and significant sales to end users at a commercially reasonable price may not be successful. There can be no assurance that we will generate adequate funds to continue development, or will ever achieve significant revenues or profitable operations. Many factors (e.g. competition, patent protection, appropriate regulatory approvals) can influence the revenue and product profitability potential.

In developing a pharmaceutical product, we rely upon our employees, contractors, consultants and collaborators and other third party relationships, including the ability to obtain appropriate product liability insurance. There can be no assurance that these reliances and relationships will continue as required.

In addition to developmental and operational considerations, market prices for securities of biotechnology companies generally are volatile, and may or may not move in a manner consistent with the progress being made by Oncolytics.

REOLYSIN® Development Update For 2006

We have been developing our product REOLYSIN® as a possible cancer therapy since our inception in 1998. Our goal each year is to advance REOLYSIN® through the various steps and stages of development required for potential pharmaceutical products. In order to achieve this goal, we believe that we have to actively manage the development of our clinical trial program, our pre-clinical and collaborative programs, our manufacturing process and REOLYSIN® supply, and our intellectual property.

Clinical Trial Program

U.K. Phase I Systemic Administration Clinical Trial

During 2006, we completed patient enrollment in our U.K. phase I systemic delivery clinical trial. The primary objective of our U.K. Phase I trial was to determine the maximum tolerated dose (“MTD”), dose limiting toxicity (“DLT”), and safety profile of REOLYSIN® when administered systemically to patients. A secondary objective was to examine any evidence of anti-tumour activity. Eligible patients included those who had been diagnosed with advanced or metastatic solid tumours that were refractory (have not responded) to standard therapy or for which no curative standard therapy exists.

A total of 33 patients were treated in this clinical trial to a maximum daily dose of 1x1011 TCID50. These 33 patients have received 77 courses of therapy, for a total of 338 daily treatments. Patients were entered into the study at the following dose levels (all TCID50): 1x108 for 1 day, 1x108 for 3 days, 1x108, 3x108, 1x109, 3x109, 1x1010 and 3x1010 for five days, and 1x1011 for three days. An MTD was not reached and the treatment appears to have been well tolerated by the patients.

Toxicities possibly related to REOLYSIN® treatment in this trial were generally mild (grade 1 or 2) and included chills, fever, headache, cough, runny nose, sore throat and fatigue. Transient grade 3 toxicities included lymphopenia, neutropenia and troponin I. These symptoms were more frequently observed from day two of treatment and usually lasted less than six hours.

Of the patients assessed to date (32), anti-tumour activity was noted in seven patients. Patients were assessed with CTR scans, and where possible tumour marker assessment, and histopathology of tumour biopsies. Two patients with colorectal cancer had tumour stabilization (one for three months, the other classified as stable disease for six months) and had CEA tumour marker reduction of 27% and 60% respectively. One patient with metastatic prostate cancer had stable disease for four months, had a 50% decrease in PSA, and had extensive product-induced necrosis with associated intratumoural viral replication in metastatic lesions in the lymph nodes. One patient with metastatic bladder cancer had stable disease for four months and had a minor tumour response in a metastatic lesion in a lymph node (reduction from 2.5 to 1.9 cm). A patient with pancreatic cancer and a patient with lung cancer had stable disease for four months. A patient with endometrial cancer had stable disease for five months.

Phase Ia/Ib Combination REOLYSIN®/Radiation Clinical Trial

In 2006, we completed patient enrollment in our Phase Ia combination REOLYSIN®/radiation clinical trial. The primary objective of this trial was to determine the MTD, DLT, and safety profile of REOLYSIN® when administered intratumourally to patients receiving radiation treatment. A secondary objective was to examine any evidence of anti-tumour activity. Eligible patients included those who had been diagnosed with advanced or metastatic solid tumours that were refractory to standard therapy or for which no curative standard therapy exists.

A total of 11 patients were treated in this Phase Ia trial with two intratumoural treatments of REOLYSIN® at dosages of 1x108, 1x109, or 1x1010 TCID50 with a constant localized radiation dose of 20 Gy in five fractions. Preliminary results in the first seven patients showed that the combination of intratumoural REOLYSIN® and radiation was well-tolerated and an MTD had not been reached. Most toxicities were mild, generally grade 1 and 2, and included fever, sweating and skin erythema. One patient in the second cohort developed grade 3 fatigue and grade 2 flu-like symptoms and could not receive the second REOLYSIN® injection. There was no evidence that the REOLYSIN® injections exacerbated the acute reactions expected from the radiation. There was also no evidence of viral shedding in the blood, urine, stool or sputum on day eight post-REOLYSIN® injection.

Interim analysis also showed evidence of local responses and an indication of systemic effects. Amongst the first five patients that completed treatment, three patients had partial tumour responses. There was one case of progressive disease at one month, one case of stable disease at one month, two cases of partial responses at one, two and three months and one case of stable disease at one and two months, which became a pathological partial response at three months. CT scans from the treated lymph node tumour in the first patient in the trial clearly show the partial response, which at the time of the interim analysis, had lasted for over eight months. A metastatic tumour in this patient that was outside the radiation field also showed a partial response.

Subsequent to completion of the Phase Ia portion of this trial, we commenced patient enrolment in the Phase Ib portion. The Phase Ib trial will treat patients with a range of two to six intratumoural doses of REOLYSIN® at 1x1010 TCID50 with a constant radiation dose of 36 Gy in 12 fractions.

The primary objective of our Phase Ib trial is to determine the MTD, DLT, and safety profile of REOLYSIN® when administered intratumourally to patients receiving radiation treatment. A secondary objective is to examine any evidence of anti-tumour activity. Eligible patients include those who have been diagnosed with advanced or metastatic solid tumours that are refractory to standard therapy or for which no curative standard therapy exists. An additional group of patients is planned to be treated at the maximum dose regimen reached in this Ib trial.

U.K. Phase II Combination REOLYSIN®/Radiation Clinical Trial

In 2006, we received a letter of approval from the U.K. Medicines and Healthcare products Regulatory Agency (“MHRA”) for our Clinical Trial Application (“CTA”) to begin a Phase II clinical trial to evaluate the anti-tumour effects of intratumoural administration of REOLYSIN® in combination with low-dose radiation in patients with advanced cancers. In December 2006, we initiated patient enrollment.

The trial is an open-label, single-arm, multi-centre Phase II study of REOLYSIN® delivered via intratumoural injection to patients during treatment with low-dose radiotherapy. Up to 40 evaluable patients, including approximately 20 patients with head and neck and esophageal cancers, and approximately 20 patients with other advanced cancers, will be treated with two intratumoural doses of REOLYSIN® at 1x1010 TCID50 with a constant localized radiation dose of 20 Gy in five consecutive daily fractions. Eligible patients include those who have been diagnosed with advanced or metastatic cancers including head, neck and esophageal tumours that are refractory (have not responded) to standard therapy or for which no curative standard therapy exists.

The primary objective of the trial is to assess the anti-tumour activity of the combination of REOLYSIN® and low dose radiotherapy in treated and untreated lesions. Secondary objectives include the evaluation of viral replication, immune response to the virus and to determine the safety and tolerability of intratumoural administration of REOLYSIN® in patients with advanced cancers who are receiving radiation treatment.

U.K. REOLYSIN® in Combination with Paclitaxel and Carboplatin

In 2006, we received a letter of approval from the MHRA for our CTA to begin a clinical trial using intravenous administration of REOLYSIN® in combination with paclitaxel and carboplatin in patients with advanced cancers including melanoma, lung, and ovarian. The combination of paclitaxel and carboplatin chemotherapy is used in cancer patients with ovarian and lung cancers, and is also used widely in the treatment of many other types of cancer.

In studies conducted by the U.S. National Cancer Institute (“NCI”), the combination of REOLYSIN® and paclitaxel was uniformly synergistic against six non-small cell lung cancer cell lines examined, including cell lines resistant to paclitaxel or REOLYSIN®. Preclinical studies conducted at Cornell University also found that REOLYSIN® in combination with platinum drugs enhanced the cytotoxicity of the chemotherapeutic agents.

This trial has two components. The first is an open-label, dose-escalating, non-randomized study of REOLYSIN® given intravenously with paclitaxel and carboplatin every three weeks. Standard dosages of paclitaxel and carboplatin will be delivered with escalating dosages of REOLYSIN® intravenously. A maximum of three cohorts will be enrolled in the REOLYSIN® dose escalation portion. The second component of the trial will immediately follow and will include the enrolment of a further 12 patients at the maximum dosage of REOLYSIN® in combination with standard dosages of paclitaxel and carboplatin.

Eligible patients include those who have been diagnosed with advanced or metastatic solid tumours such as melanoma, lung and ovarian cancers that are refractory to standard therapy or for which no curative standard therapy exists. The primary objective of the trial is to determine the MTD, DLT, recommended dose and dosing schedule and safety profile of REOLYSIN® when administered in combination with carboplatin and paclitaxel. Secondary objectives include the evaluation of immune response to the drug combination, the body’s response to the drug combination compared to chemotherapy alone and any evidence of anti-tumour activity.

U.S. Phase I Systemic Administration Clinical Trial

In 2006, we completed patient enrolment in our U.S. Phase I U.S. clinical trial investigating the systemic delivery of REOLYSIN® to treat patients with advanced cancers. A total of 18 patients were treated in the Phase I trial with REOLYSIN® at escalating dosages of 1x108, 3x108, 1x109, 3x109, 1x1010 or 3x1010 TCID50. An MTD was not reached and the treatment appears to have been well tolerated by the patients.

The clinical trial was an open-label, dose-escalation Phase I study in which a single dose of REOLYSIN® was administered intravenously to patients diagnosed with selected advanced or metastatic solid tumours that are refractory to standard therapy or for which no curative standard therapy exists. The primary objective of the study is to determine the maximum tolerated dose, dose limiting toxicity and safety profile of REOLYSIN®. Secondary objectives include the evaluation of viral replication, immune response to the virus and any evidence of anti-tumour activity.

U.S. Phase I/II Recurrent Malignant Glioma Clinical Trial

In 2006, we began patient enrolment in our clinical trial to investigate the use of REOLYSIN® for patients with recurrent malignant gliomas. This clinical trial is an open-label dose escalation Phase I/II trial in which a single dose of REOLYSIN® is administered by infusion to patients with recurrent malignant gliomas that are refractory to standard therapy. The administration involves the stereotactically-guided placement of a needle into the tumour, through which REOLYSIN® will be administered or infused into the tumour mass and surrounding tissue using a pump.

The primary objective of the study is to determine the maximum tolerated dose, dose limiting toxicity and safety profile of REOLYSIN®. Secondary objectives include the evaluation of viral replication, immune response to the virus and any evidence of anti-tumour activity.

U.S. National Cancer Institute

In 2006, the NCI commenced its solicitation process for two clinical trial studies, a Phase II study of REOLYSIN® administered systemically in patients with melanoma and a Phase I/II study of REOLYSIN® co-administered both systemically and intraperitoneally (“IP”) in patients with ovarian cancer. The purpose of the Phase I portion of the trial is to determine the MTD of REOLYSIN® given by IP administration in combination with a constant systemic dose and dosing regimen.

Pre-Clinical Trial and Collaborative Program

We perform pre-clinical studies and engage in collaborations to help support our clinical trial programs and expand our intellectual property base. Throughout 2006, we continued with studies examining the interaction between the immune system and the reovirus, the use of the reovirus as a co-therapy with existing chemotherapeutics and radiation, the use of new RAS active viruses as potential therapeutics, and to investigate new uses for the reovirus in therapy.

During 2006, in conjunction with our various collaborators, we reported the results of a number of research collaborations. One of our collaborators presented a poster at the British Society of Gene Therapy 3rd annual conference in London U.K. Our investigators concluded that immune interventions which prolong local viral replication, and/or enhance levels of tumour specific T cells, should have significant therapeutic impacts both against the local, injected tumour and against systemic metastatic disease not accessible to direct viral injection.

As well, a poster by Dr. E. Anders Kolb was presented at the AACR annual meeting in Washington D.C. The investigators tested reovirus against various pediatric sarcoma cell lines in vitro and in vivo. In all tumour lines evaluated, the reovirus exhibited significant antitumour activity. The investigators concluded that REOLYSIN® demonstrates excellent anti-tumor activity in vitro and in vivo in childhood sarcoma cell lines, and that these promising results suggest that a clinical trial of systemic reovirus in pediatric solid tumours is warranted.

In the fourth quarter of 2006, Dr. Shizuko Sei of SAIC-Frederick, Inc., prime contractor to the U.S. National Cancer Institute at Frederick presented a poster at the 18th EORTC-NCI-AACR symposium on Molecular Targets and Cancer Therapeutics in Prague, Czech Republic. The research focused on work conducted by the NCI with reovirus in combination with a number of common chemotherapeutic agents. In general, the combination of reovirus with cisplatin, gemcitabine, mitomycin or vinblastine was synergistic against NSCLC cell lines sensitive to anti-cancer drugs. Of particular interest to the researchers, the combination of reovirus and paclitaxel was uniformly synergistic in all six cell lines examined, including in those with high-level resistance to paclitaxel or reovirus. The data suggest that the combination of reovirus and paclitaxel may help in promoting cell-death signaling, resulting in a more efficient and synergistic anti-cancer effect against these cell lines than using each agent on its own.

Manufacturing and Process Development

At the beginning of 2006, we completed the production runs that were ongoing at the end of 2005, providing us with sufficient product to complete our U.K. Phase II combination REOLYSIN®/radiation clinical trial and our existing Phase I clinical trials. At the same time, our process development activity helped improve virus yields from our manufacturing process. These improvements were transferred to our cGMP manufacturer and we began production runs under this improved process. These production runs are expected to provide sufficient REOLYSIN® to expand our Phase II clinical trial program. Our process development activity has now shifted focus to the examination of the potential scale up of our manufacturing process.

Intellectual Property

During 2006, four U.S. patents and one Canadian patent were issued. At the end of 2006, we exited with a total of 17 U.S., five Canadian and three European patents. We also have other patent applications filed in the U.S., Europe and Canada and other jurisdictions.

Financial Impact

We estimated at the beginning of 2006 that our cash usage would average less than $1,200,000 per month for 2006. Our actual cash usage for the year was $13,033,819 with $12,155,372 from operating activities and $878,447 from the purchases of intellectual property and capital assets. Our net loss for the year was $14,297,524 (see “Results of Operations”).

Cash Resources

We have used the equity markets to acquire the cash resources required to fund our operations. In 2006, we received cash proceeds of $241,400 from the exercise of options. We exited 2006 with cash resources totaling $27,613,748 (see “Liquidity and Capital Resources”).

REOLYSIN® Development For 2007

We believe that we will continue to expand our clinical trials to include other studies investigating REOLYSIN® in combination with other chemotherapies. As well, we expect to continue to enroll patients in our ongoing clinical trials completing enrollment in our U.K. Phase Ia/Ib and Phase II combination REOLYSIN®/radiation clinical trials by the end of 2007. We also believe that we will complete enrollment in our approved chemotherapy co-therapy studies in 2008.

We expect to produce REOLYSIN® in 2007 to supply our clinical trial program. We also plan to complete our scale up studies in an effort to continue to improve our manufacturing process.

We estimate, based on our expected activity in 2006 that our monthly cash usage in 2007 may increase to $1,400,000 per month (see “Liquidity and Capital Resources”).

Recent 2007 Progress

U.K. REOLYSIN® in Combination with Docetaxel

On January 3, 2007, we announced that we received a letter of approval from the MHRA for our CTA to begin a clinical trial using intravenous administration of REOLYSIN® in combination with docetaxel (Taxotere®) in patients with advanced cancers including bladder, prostate, lung and upper gastro-intestinal. The principal investigator is Professor Hardev Pandha of The Royal Surrey Hospital, U.K. Docetaxel is used in patients with lung, breast and prostate cancers, and is also used widely in the treatment of many other types of cancers.

The trial has two components. The first is an open-label, dose-escalating, non-randomized study of REOLYSIN® given intravenously with docetaxel every three weeks. A standard dosage of docetaxel will be delivered with escalating dosages of REOLYSIN® intravenously. A maximum of three cohorts will be enrolled in the REOLYSIN® dose escalation portion. The second component of the trial will immediately follow and will include the enrolment of a further 12 patients at the maximum dosage of REOLYSIN® in combination with a standard dosage of docetaxel.

Eligible patients include those who have been diagnosed with advanced or metastatic solid tumours such as bladder, lung, prostate or upper gastro-intestinal cancers that are refractory to standard therapy or for which no curative standard therapy exists. The primary objective of the trial is to determine the MTD, DLT, recommended dose and dosing schedule and safety profile of REOLYSIN® when administered in combination with docetaxel. Secondary objectives include the evaluation of immune response to the drug combination, the body’s response to the drug combination compared to chemotherapy alone and any evidence of anti-tumour activity.

U.K. REOLYSIN® in Combination with Gemcitabine

On January 3, 2007, we announced that we had received a letter of approval from the MHRA to begin a clinical trial using intravenous administration of REOLYSIN® in combination with gemcitabine (Gemzar®) in patients with advanced cancers including pancreatic, lung and ovarian. The principal investigators are Dr. Johann de Bono of The Royal Marsden NHS Foundation Trust and The Institute of Cancer Research, London and Professor Jeff Evans of the University of Glasgow and the Beatson Oncology Centre in Glasgow, Scotland. Gemcitabine is used in patients with lung, pancreatic and ovarian cancers and is also used widely in the treatment of many other types of cancers.

This trial has two components. The first is an open-label, dose-escalating, non-randomized study of REOLYSIN® given intravenously with gemcitabine every three weeks. A standard dosage of gemcitabine will be delivered with escalating dosages of REOLYSIN® intravenously. A maximum of three cohorts will be enrolled in the REOLYSIN® dose escalation portion. The second component of the trial will immediately follow and will include the enrolment of a further 12 patients at the maximum dosage of REOLYSIN® in combination with a standard dosage of gemcitabine.

Eligible patients include those who have been diagnosed with advanced or metastatic solid tumours including pancreatic, lung and ovarian cancers that are refractory to standard therapy or for which no curative standard therapy exists. The primary objective of the trial is to determine the MTD, DLT, recommended dose and dosing schedule and safety profile of REOLYSIN® when administered in combination with gemcitabine. Secondary objectives include the evaluation of immune response to the drug combination, the body’s response to the drug combination compared to chemotherapy alone and any evidence of anti-tumour activity.

Financing Activity

On February 22, 2007, we issued 4,000,000 units at a price of $3.00 per unit for proceeds of $12,000,000. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant shall entitle the holder thereof to acquire one common share upon payment of $3.50 expiring on February 22, 2010. As well, we granted an over-allotment option of 600,000 units to the underwriter which can be exercised, in whole or in part, prior to March 24, 2007 for additional cash proceeds of $1,800,000. The net proceeds from this offering, estimated to be approximately $10,590,000, will be used for our clinical trial program, manufacturing activities in support of the clinical trial program and for general corporate purposes.

ACCOUNTING POLICIES

Critical Accounting Policies and Estimates

In preparing our financial statements, we are required to make certain estimates, judgments and assumptions that we believe are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets at the date of the financial statements and the reported amounts of expenses during the periods presented. Significant estimates are used for, but not limited to, the treatment of our research and development expenditures, the assessment of realizable value of long-lived assets, the amortization period of intellectual property and the calculation of stock based compensation.

The significant accounting policies which we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

Research and Development

Our research and development costs are expensed as they are incurred. Under Canadian generally accepted accounting principles, development costs should be capitalized if certain criteria are met. Companies with products in clinical trials do not necessarily meet these criteria. Our development costs do not meet the following two criteria: (i) the technical feasibility of the product or process has been established; and (ii) the future market for the product or process is clearly defined. With regard to (i), we have completed six Phase I clinical trials and are presently enrolling or have permission to commence six additional Phase I clinical trial studies for REOLYSIN®. We are also planning to add to our clinical trial program. Until the appropriate clinical studies have been completed, the technical feasibility of this product will not be known. With regard to (ii), the future market for the product will not be clearly defined until the completion of the clinical studies. Clinical studies not only determine the technical feasibility of the product, but also provide information regarding the proper use of the product and, therefore, the future market. Once the feasibility is determined a New Drug Application, or equivalent, is made to the appropriate regulatory body. Regulatory approval is required before the product can be marketed. For these reasons, our development costs are expensed and not capitalized.

Capitalization and Amortization of Patent Costs

We treat third party costs incurred (primarily legal and registration costs) in the development of our Patent portfolio as limited-life intangible assets, and we amortize the costs related to these assets over the lesser of 17 years or their estimated useful life. We also review the valuation of our Patent costs for impairment when any events that might give rise to impairment are known to us. If there is an indication of impairment, we would assess the fair value of our Patents and would record a reduction if the fair value were less than the book value.

In capitalizing these costs, we are recognizing the inherent future benefit of our Patents, not only in protection of our own potential products, but also as a possible asset that could give rise to revenues in the future through licensing agreements. While Patent life is different in different jurisdictions it is normally considered to be 20 years from date of application. With an assumption of an average of three years from initial Patent application to Patent issuance, we have set a maximum of 17 years to amortize the costs from the date of issuance. We have then assessed the nature of the market and the continuing efforts to develop and market new and better products, as well as the incurrence of costs associated with Patents that have been issued and, as a result, we have chosen to amortize the costs on a straight-line basis over ten years.

As the product to which the Patents relate is in the development stage, with commercial recognition and revenue potential highly uncertain, should we experience a significant failure in our clinical trial program or other areas of risk, then the value of the Patents could be in serious question, giving rise to a possible write-down or write-off of the asset.

In the event that we are successful in our product development and sales, or other parties enter into licensing agreements with us, then it is also possible that the Patents may have a life and value beyond the ten years assumed for the amortization policy.

In any event, the revision to any of these policies or estimates outlined above would impact losses but not impact cash flows.

Changes in Accounting Policy including Initial Adoption

Financial Instruments

On January 1, 2007, we prospectively adopted the new Canadian accounting standards for financial instruments and comprehensive income. These new accounting standards will impact our accounting policy for investment securities. The new rules will require us to classify these securities as held-to-maturity or available-for-sale. Available-for-sale securities will be measured at fair value with gains and losses recorded in a new section of shareholders’ equity called other comprehensive income. There will be no change in accounting for held-to-maturity securities. We do not expect these standards to have a significant impact on our financial statements upon adoption as we expect our short-term investments to be classified as held-to-maturity securities.

Fair Presentation

We prepare our financial statements in accordance with GAAP. As a result of complying with GAAP, we believe that the following should be mentioned in an effort to understand and fairly present our financial information:

Stock Based Compensation

As required by the fair value based method for measuring stock based compensation, we use the Black Scholes Option Pricing Model (“Black Scholes” or the “Model”) to calculate the fair value of our options. Though there are other models available to calculate the option values (for example, the binomial model), Black Scholes is currently widely used and accepted by other publicly traded companies. Therefore, we have concluded that Black Scholes is the appropriate option pricing model to use for our stock options at this time.

Black Scholes uses inputs in its calculation of fair value that requires us to make certain estimates and assumptions. For 2006, we used the following weighted average assumptions:

2006

Risk-free interest rate	4.08%
Expected hold period to exercise	3.5 years
Volatility in the price of the our shares	63%
Dividend yield	Zero

A change in these estimates and assumptions will impact the value calculated by the Model. For instance, the volatility in the price of our shares is based on the quoted trading price. We assume that weekly trading prices best reflects our trading price volatility. However, an entity can choose between daily, weekly, monthly or quarterly trading prices in the volatility calculation. For example, based upon periods chosen, if we were to use daily trading prices, volatility would increase 5%, resulting in an option value increase of 5% from that calculated from the stated volatility. If we were to use monthly trading prices over the same period, volatility would increase 9%, resulting in an option value increase of 13%. Also, volatility would change based on the period chosen and the frequency of price points chosen.

The Model also uses an expected hold period to exercise in its calculation of fair value. When we are estimating the expected hold period to exercise we take into consideration past history, the current trading price and volatility of our common shares and have concluded that 3.5 years is an appropriate estimate. However, our options have a 10 year life and given the fluctuations in our stock price the expected hold period could be different. If the hold period was to increase 1 year, there would have been a 14% increase in our stock based compensation expense.

Consequently, in complying with GAAP and selecting what we believe are the most appropriate assumptions under the circumstances, we have increased our reported non-cash employee stock based compensation expense for the year by $403,550. However, given the above discussion this expense could be increased between 5% - 14% and still be in accordance with GAAP.

Warrant Values

Since inception, we have raised cash through the issue of units and the exercise of warrants and options. Each issued unit consisted of one common share and one half of one common share purchase warrant with each whole warrant exercisable at a specified price for one additional common share for up to 36 months from the issue date. GAAP requires that when recording the issued units, a value should be ascribed to each component of the units based on the component’s fair value. The fair value of our common shares is established based on trading on stock exchanges in Canada and the U.S. However, as the warrants do not trade on an exchange, the Black Scholes Option Pricing Model was used to determine the fair value of the warrants. In the event that the total calculated value of each individual component is greater than the price paid for the unit the value of each component is reduced on a relative basis until the total is equal to the unit’s issue price.

For reasons discussed above under “Stock Based Compensation”, the Model can produce a wide range of calculated values for our warrants.

Initial Value of Our Intellectual Property

In 1999, we were acquired by SYNSORB Biotech Inc. (“SYNSORB”) through the purchase of all of our share capital for $2,500,000. In connection with this acquisition, the basis of accounting for the assets and liabilities was changed to reflect SYNSORB’s cost of acquiring theses assets and liabilities. This was achieved through the application of “push down” accounting. At the time, our major asset was our intellectual property; therefore the $2,500,000 was allocated to this asset with the corresponding credit to contributed surplus. This accounting treatment, permitted under GAAP, increased the value of our assets and shareholders’ equity. As of December 31, 2006, the net book value of our original intellectual property was $583,333. Consequently, without the application of push down accounting the value of our intellectual property and shareholders’ equity would be $583,333 lower than presented in the 2006 audited financial statements.

SELECTED ANNUAL INFORMATION

	2006 $	2005 $	2004 $
Revenues	—	—	—
Interest income	1,233,809	783,456	699,757
Net loss(2)	14,297,524	12,781,831	12,956,119
Basic and diluted loss per share(2), (3)	0.39	0.39	0.45
Total assets (1), (3)	33,565,692	46,294,326	39,488,641
Total long term financial liabilities (4)	150,000	150,000	150,000
Cash dividends declared per share(5)	Nil	Nil	Nil

Notes:

(1)	Subsequent to the acquisition of Oncolytics Biotech Inc. by SYNSORB in April 1999, we applied push down accounting. See note 2 to the audited financial statements for 2006.
(2)	Included in net loss and net loss per share is stock based compensation expense of $403,500 (2005 – $64,104; 2004 – $2,668,570).
(3)

We issued 284,000 common shares for cash proceeds of $241,400 in 2006 (2005 – 4,321,252 common shares for cash proceeds of $18,780,189; 2004 – 4,685,775 common shares for cash proceeds of $23,495,961). In addition, 21,459 common shares were issued in 2004 as partial consideration for the cancellation of a portion of our contingent payments (see note 9 to the audited financial statements for 2006).

(4)	The long-term debt recorded in 2006, 2005, and 2004 represents repayable loans from the Alberta Heritage Foundation.
(5)	We have not declared or paid any dividends since incorporation.

RESULTS OF OPERATIONS

Net loss for the year ended December 31, 2006 was $14,297,524 compared to $12,781,831 and $12,956,119 for 2005 and 2004, respectively.

Research and Development Expenses (“R&D”)

	2006 $	2005 $	2004 $
Manufacturing and related process development expenses	4,508,882	4,706,203	3,868,883
Clinical trial expenses	2,726,331	1,880,059	799,990
Pre-clinical trial expenses and collaborations	1,127,612	786,488	824,889
Cancellation of contingent payment obligation	—	—	400,000
Quebec scientific research and experimental development refund	(52,344)	—	(21,436)
Other R&D expenses	2,225,208	1,936,227	1,235,672
Research and development expenses	10,535,689	9,308,977	7,107,998

In 2006, R&D expenses were $10,535,689 compared to $9,308,977 and $7,107,998 in 2005 and 2004, respectively.

Manufacturing & Related Process Development (“M&P”)

M&P expenses include product manufacturing expenses and process development. Production manufacturing expenses include third party direct manufacturing costs, quality control testing, and fill costs. Process development expenses include costs associated with studies that examine components of our manufacturing process looking for improvements and costs associated with the creation and testing of our master and working viral and cell banks.

	2006 $	2005 $	2004 $
Product manufacturing expenses	3,050,647	4,326,577	2,212,586
Technology transfer expenses	457,975	—	656,346
Process development expenses	1,000,260	379,626	999,951
Manufacturing and related process development expenses	4,508,882	4,706,203	3,868,883

Our M&P expenses for 2006 were $4,508,882 compared to $4,706,203 and $3,868,883 for 2005 and 2004, respectively. In the first part of 2006, we completed the production runs that were ongoing at the end of 2005, providing us with sufficient product to complete our U.K. Phase II combination REOLYSIN®/radiation clinical trial and our existing Phase I clinical trials. At the same time, our process development activity helped improve virus yields from our manufacturing process which we subsequently transferred to our cGMP manufacturer. Once this transfer was completed we began additional production runs in the later part of 2006 that will be used to supply our expanding Phase II and Phase I/II clinical trials. Our process development activity has now shifted focus to the examination of the potential scale up of our manufacturing process.

In 2005, we were focused on the production of REOLYSIN® that was to be used in our Phase I clinical trials. We entered into multiple cGMP and non-cGMP production runs throughout 2005 with our cGMP manufacturer. In 2004, we entered into an agreement to commence the manufacturing of REOLYSIN® and consequently incurred expenses associated with the technology transfer of our manufacturing process.

We expect that our M&P expenses in 2007 will decrease compared to 2006. We are expecting to enter into additional production run contracts to ensure a supply of REOLYSIN® and we expect to continue with process development activity that examines the potential scale up of our manufacturing process. We are also examining ways to reduce our economic dependence resulting from having only a single cGMP manufacturer. This might include building up a level of inventory, increasing the scale of each production run, engaging another cGMP manufacturer or manufacturing REOLYSIN® ourselves. Depending on how we mitigate our risk of economic dependence our expectation of our 2007 M&P expenses may change.

Clinical Trial Program

Clinical trial expenses include those costs associated with our clinical trial program in the U.S., U.K. and Canada as well as those incurred in the preparation of commencing other clinical trials. Included in clinical trial expenses are direct patient costs, contract research organization (“CRO”) expenses, clinical trial site costs and other costs associated with our clinical trial program.

	2006 $	2005 $	2004 $
Direct clinical trial expenses	2,378,211	1,683,120	649,405
Other clinical trial expenses	348,120	196,939	150,585
Clinical trial expenses	2,726,331	1,880,059	799,990

In 2006, we incurred costs directly associated with ongoing clinical trials of $2,378,211 compared to $1,683,120 and $649,405 for 2005 and 2004, respectively. In 2006, we completed enrollment in our U.S. and U.K. Phase I systemic trials and the Phase Ia portion of our U.K. combination REOLYSIN®/radiation clinical trial. As well, we received authorization to begin and commenced enrollment in our U.K. Phase II combination REOLYSIN®/radiation trial and continued to enroll in the Phase Ib portion of our Phase Ia/Ib U.K. combination REOLYSIN®/radiation and commenced enrollment in our U.S. Phase I/II recurrent malignant glioma trial.

In 2005, we were actively enrolling in four clinical trials compared to having only two ongoing studies in 2004. Also, we concluded our enrollment in the Canadian glioma study and incurred site closure expenses towards the end of 2005. In 2004, we provided a final update with respect to our T2 prostate cancer study and incurred site closure costs.

We expect our clinical trial expenses will continue to increase in 2007 compared to 2006. The increase in these expenses is expected to arise from enrollment in our existing clinical trials and enrollment related to the planned expansion into further clinical trials.

Pre-Clinical Trial Expenses and Research Collaborations

Pre-clinical trial expenses include toxicology studies and are incurred by us in support of expanding our clinical trial program into other indications, drug combinations and jurisdictions. Research collaborations are intended to expand our intellectual property related to reovirus and other viruses and identify potential licensing opportunities arising from our technology base.

	2006 $	2005 $	2004 $
Research collaboration expenses	1,064,692	652,393	262,910
Pre-clinical trial expenses	62,920	134,095	561,979
Pre-clinical trial expenses and research collaborations	1,127,612	786,488	824,889

In 2006, our research collaboration expenses were $1,064,692 compared to $652,393 and $262,910 in 2005 and 2004, respectively. In 2006, we continued to expand the number of collaborations we entered into compared to 2005. Our research collaboration activity continues to focus on the interaction of the immune system and the reovirus, the use of the reovirus as a co-therapy with chemotherapeutics and radiation, the use of new RAS active viruses as potential therapeutics, and to consider other uses of the reovirus as a therapeutic.

In 2005, we began expanding our collaborative activities and started to investigate the interaction of the reovirus with the immune system along with the use of the reovirus as a co-therapy with existing chemotherapies and radiation. In 2004, our collaborative activities included studies that used reovirus as a co-therapy in combination with existing chemotherapies and radiation.

In 2006, we incurred pre-clinical trial expenses of $62,920 compared to $134,095 and $561,979 in 2005 and 2004, respectively. Our pre-clinical trial activity changes from year to year as we move through our collaborative and development program.

In 2007, we expect that pre-clinical trial expenses and research collaborations will decline to levels incurred in 2005 and 2004. We expect to continue with our various collaborations in order to provide support for our expanding clinical trial program. As well, we may expand our collaborative activities to include other viruses.

Other Research and Development Expenses

Other R&D expenses include compensation expenses for employees (excluding stock based compensation), consultant fees, travel and other miscellaneous R&D expenses.

	2006 $	2005 $	2004 $
R&D consulting fees	321,659	675,530	290,135
R&D salaries and benefits	1,548,418	1,018,144	722,136
Other R&D expenses	355,131	242,553	223,401
Other research and development expenses	2,225,208	1,936,227	1,235,672

In 2006, our R&D consulting fees were $321,659 compared to $675,530 and $290,135 in 2005 and 2004, respectively. In each of the last three years, we incurred consulting activity associated with our ongoing clinical trials and assistance with our clinical trial applications. In 2005, we incurred similar consulting activity as well as activity associated with our scientific advisory board and the hiring of our Chief Medical Officer.

Our R&D salaries and benefits were $1,548,418 compared to $1,018,144 and $722,136 in 2005 and 2004, respectively. The increase is a result of increases in salary levels along with the hiring of our Chief Medical Officer in the third quarter of 2005.

In 2007, we expect that our Other R&D expenses will remain consistent with 2006. We expect that salaries and benefits will increase in 2007 to reflect increasing compensation levels. Our R&D consulting fees should remain consistent with 2006 levels. However, we may choose to engage additional consultants to assist us in the development of protocols and regulatory filings for our additional combination therapy and Phase II clinical trial studies possibly causing our R&D consulting expenses to increase.

Operating Expenses

	2006 $	2005 $	2004 $
Public company related expenses	2,494,803	2,156,614	1,910,611
Office expenses	1,135,341	926,758	893,058
Operating expenses	3,630,144	3,083,372	2,803,669

In 2006, we incurred operating expenses of $3,630,144 compared to $3,083,372 and $2,803,669 in 2005 and 2004, respectively. The reason for the change is as follows:

Public company related expenses include costs associated with investor relations activities, legal and accounting fees, corporate insurance, and transfer agent and other fees relating to our U.S. and Canadian stock listings. In 2006, we incurred public company related expenses of $2,494,803 compared to $2,156,614 and $1,910,611 in 2005 and 2004, respectively. The increase in public company related expenses has been a result of incurring financial advisory services, executive search consulting fees associated with the appointment of two new directors and an increase in our investor relations activity in 2006 compared to 2005 and 2004.

Office expenses include compensation costs (excluding stock based compensation), office rent, and other office related costs. In 2006, we incurred office expenses of $1,135,341 compared to $926,758 and $893,058 in 2005 and 2004, respectively. Our office expense activity has remained consistent over the last three years with increases mainly due to increased compensation levels and a general increase in office costs.

Stock Based Compensation

	2006 $	2005 $	2004 $
Stock based compensation	403,550	64,104	2,668,570

Non-cash stock based compensation recorded for 2006 was $403,550 compared to $64,104 and $2,668,570 in 2005 and 2004, respectively. This expense is associated with the granting of stock options to our employees, directors, and certain consultants and in 2006 there was an increase in the number of options granted due to the two newly appointed directors compared to 2005.

Foreign Exchange Loss (Gain)

	2006 $	2005 $	2004 $
Foreign exchange loss (gain)	35,270	253,608	358,068

We acquire investments in foreign currency to pay for anticipated expenses that are to be incurred in the U.S. and the U.K. As a result of fluctuations in the Canadian dollar relative to the U.S. dollar and British pound, we recorded a foreign exchange loss of $35,270 compared to $253,608 and $358,068 in 2005 and 2004, respectively.

Sale of Investments

	2006 $	2005 $	2004 $
Gain on partial sale of investment in BCY LifeSciences Inc.	—	(765)	(34,185)
Net gain from sale of investments	—	(765)	(34,185)

BCY LifeSciences Inc. (“BCY”)

In 2005, we sold 120,000 (2004 – 697,945) common shares of BCY for net cash proceeds of $7,965 (2004 – $133,609). This resulted in an accounting gain of $765 (2004 – $34,185).

Commitments

As at December 31, 2006, we are committed to payments totaling $650,000 during 2007 for activities related to clinical trial activity and collaborations. All of these committed payments are considered to be part of our normal course of business.

SUMMARY OF QUARTERLY RESULTS

The following unaudited quarterly information is presented in thousands of dollars except for per share amounts:

	2006				2005
	Dec.	Sept.	June	March	Dec.	Sept.	June	March
Revenue	—	—	—	—	—	—	—	—
Interest income	286	320	335	292	160	211	168	245
Net loss (3)	4,890	3,425	2,988	2,995	3,941	3,510	2,955	2,377
Basic and diluted loss per common share(3)	$0.13	$0.09	$0.08	$0.08	$0.12	$0.11	$0.09	$0.07
Total assets(1), (4)	33,566	37,980	40,828	43,660	46,294	34,538	38,081	40,519
Total cash(2), (4)	27,614	31,495	34,501	37,687	40,406	28,206	31,975	34,713
Total long-term debt(5)	150	150	150	150	150	150	150	150
Cash dividends declared(6)	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

(1)	Subsequent to the acquisition of Oncolytics Biotech Inc. by SYNSORB in April 1999, we applied push down accounting. See note 2 to the audited financial statements for 2006.
(2)	Included in total cash are cash and cash equivalents plus short-term investments.
(3)

Included in net loss and loss per common share between December 2006 and January 2004 are quarterly stock based compensation expenses of $109,670, $34,671, $222,376, $36,833, $38,152, $4,173, $8,404, and $13,375, respectively.

(4)	We issued 284,000 common shares for cash proceeds of $241,400 during 2006 (2005 – 4,321,252 common shares for cash proceeds of $18,789,596).
(5)	The long-term debt recorded represents repayable loans from the Alberta Heritage Foundation.
(6)	We have not declared or paid any dividends since incorporation.

FOURTH QUARTER

Statement of loss for the three month period ended December 31, 2006 and 2005

	2006 $ (unaudited)	2005 $ (unaudited)
Expenses
Research and development expenses	3,953,002	2,809,943
Operating expenses	840,497	973,470
Stock based compensation	109,670	38,152
Foreign exchange loss (gain)	37,973	55,127
Amortization – intellectual property	226,150	206,268
Amortization – property and equipment	9,258	17,440
	5,176,550	4,100,400

Interest income	(286,445)	(159,841)

Net loss	4,890,105	3,940,559

FOURTH QUARTER REVIEW OF OPERATIONS

For the three month period ended December 31, 2006, our net loss was $4,890,105 compared to $3,940,559 for the three month period ended December 31, 2005. The reasons for the increase are as follows:

Research and Development Expenses (“R&D”)

	2006 $ (unaudited)	2005 $ (unaudited)
Manufacturing and related process development expenses (“M&P”)	1,757,675	1,121,774
Clinical trial expenses	805,864	725,382
Pre-clinical trial expenses and research collaborations	436,058	262,015
Other R&D expenses	953,405	700,772
Research and development expenses	3,953,002	2,809,943

Our R&D expenses were $3,953,002 in the fourth quarter of 2006 compared to $2,809,943 in the fourth quarter of 2005.

Manufacturing & Related Process Development (“M&P”)

	2006 $ (unaudited)	2005 $ (unaudited)
Product manufacturing expenses	1,491,554	951,667
Process development expenses	266,121	170,107
Manufacturing and related process development expenses	1,757,675	1,121,774

Our M&P expenses increased to $1,757,675 in the fourth quarter of 2006 compared to $1,121,774 in the fourth quarter of 2005. In the fourth quarters of 2006, we increased our manufacturing activity compared to the fourth quarter of 2005 in order to supply our expanding clinical trial program.

Our process development costs were $266,121 in the fourth quarter of 2006 compared to $170,107 in the fourth quarter of 2005. In the fourth quarter of 2006, our process development activity focused on the scale up of our manufacturing process. In the fourth quarter of 2005, our process development activities related to the improvement of process yields.

Clinical Trial Program

	2006 $ (unaudited)	2005 $ (unaudited)
Direct clinical trial expenses	595,072	665,582
Other clinical trial expenses	210,792	59,800
Clinical trial expenses	805,864	725,382

Our clinical trial expenses for the fourth quarter of 2006 were $805,864 compared to $725,382 for the fourth quarter of 2005. In the fourth quarter of 2006, we were actively enrolling patients in three clinical trials which included our U.K. Phase II combination REOLYSIN®/radiation trial, the Phase Ib portion of our U.K. Phase Ia/Ib combination REOLYSIN®/radiation trial and our U.S. Phase I/II recurrent malignant glioma trial. As well, we incurred activity associated with new clinical trial applications and clinical trial site selection. In the fourth quarter of 2005, we were actively enrolling patients in three clinical trials in the U.S. and the U.K. and incurred clinical trial site closure costs associated with the Canadian malignant glioma trial.

Pre-Clinical Trial Expenses and Research Collaborations

	2006 $ (unaudited)	2005 $ (unaudited)
Research collaboration expenses	430,493	224,673
Pre-clinical trial expenses	5,565	37,342
Pre-clinical trial expenses and research collaborations	436,058	262,015

Our pre-clinical trial expenses and research collaborations were $436,058 in the fourth quarter of 2006 compared to $262,015 in the fourth quarter of 2005. In the fourth quarter of 2006 and 2005, our research collaboration activity continued to focus on the interaction of the immune system and the reovirus and the use of the reovirus as a co-therapy with chemotherapeutics and radiation. In the fourth quarter of 2006, we increased the number of collaborations we entered into compared to the fourth quarter of 2005.

Other Research and Development Expenses

	2006 $ (unaudited)	2005 $ (unaudited)
R&D consulting fees	187,009	124,936
R&D salaries and benefits	641,303	455,771
Other R&D expenses	125,093	120,065
Other research and development expenses	953,405	700,772

Our other research and development expenses were $953,405 in the fourth quarter of 2006 compared to $700,772 for the fourth quarter of 2005. The increase mainly related to additional regulatory consulting and an increase in annual bonuses paid to officers in the fourth quarter of 2006 compared to the fourth quarter of 2005.

Operating Expenses

	2006 $ (unaudited)	2005 $ (unaudited)
Public company related expenses	487,338	672,010
Office expenses	353,159	301,460
Operating expenses	840,497	973,470

Our operating expenses in the fourth quarter of 2006 were $840,497 compared to $973,470 in the fourth quarter of 2005. The decline in operating expenses corresponds to a reduction in professional and investor relations fees.

Stock Based Compensation

	2006 $ (unaudited)	2005 $ (unaudited)
Stock based compensation	109,670	38,152

Our non-cash stock based compensation recorded in the fourth quarter of 2006 was $109,670 compared to $38,152 in the fourth quarter of 2005. The stock based compensation expense in the fourth quarter of 2006 related to the granting of options to directors and employees and the vesting of previously granted options.

In the fourth quarter of 2005, stock based compensation expense related to the vesting of previously granted options.

FINANCING ACTIVITIES

In 2006 we issued 284,000 common shares for cash proceeds of $241,400 relating to the exercise of stock options.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity

As at December 31, 2006, we had cash and cash equivalents (including short-term investments) and working capital positions of $27,613,748 and $25,719,870, respectively, compared to $40,406,167 and $39,301,444, respectively, for 2005. The decrease in 2006 reflects the cash usage from operating activities and the expenditures on intellectual property of $12,155,372 and $842,610, respectively with cash inflows of $241,400 from the exercise of stock options. This is in line with our 2006 estimate of cash usage of less than $1,200,000 per month.

In February 2007, we increased our cash resources through the sale of 4,000,000 units for net proceeds of approximately $10,590,000. Each unit consisted of one of our common shares and one half of one common share purchase warrant with an exercise price of $3.50 expiring on February 22, 2010. As part of the transaction, we granted an over-allotment option of 600,000 units to the underwriter that, if not exercised, expires on March 24, 2007.

We desire to maintain adequate cash and short-term investment reserves to support our planned activities which include our clinical trial program, product manufacturing, administrative costs, and our intellectual property expansion and protection. In 2007, we are expecting to expand our clinical trial program to include additional co-therapy clinical trials and Phase II clinical trials. We are also expecting to continue with our collaborative studies pursuing support for our future clinical trial program. Therefore, we will also need to ensure that we have enough REOLYSIN® to supply our expanding clinical trial and collaborative programs. We presently estimate the cash usage in 2007 to increase to $1,400,000 per month and we believe our existing capital resources (subsequent to the recent financing activity) are adequate to fund our current plans for research and development activities well into 2009. Factors that will affect our anticipated monthly burn rate include, but are not limited to, the number of manufacturing runs required to supply our clinical trial program and the cost of each run, the number of clinical trials ultimately approved, the timing of patient enrollment in the approved clinical trials, the actual costs incurred to support each clinical trial, the number of treatments each patient will receive, the timing of the NCI’s R&D activity, and the level of pre-clinical activity undertaken.

In the event that we choose to seek additional capital, we will look to fund additional capital requirements primarily through the issue of additional equity. We recognize the challenges and uncertainty inherent in the capital markets and the potential difficulties we might face in raising additional capital. Market prices and market demand for securities in biotechnology companies are volatile and there are no assurances that we will have the ability to raise funds when required.

Capital Expenditures

We spent $842,610 on intellectual property in 2006 compared to $1,033,035 in 2005. The change in intellectual property expenditures reflects the timing of filing costs associated with our expanded patent base. As well, we have benefited from fluctuations in the Canadian dollar as our patent costs are typically incurred in U.S. currency. During 2006, four U.S. patents and one Canadian patent were issued. At the end of 2006, we exited with a total of 17 U.S., five Canadian and three European patents. We also have other patent applications filed in the U.S., Europe and Canada and other jurisdictions.

Contractual Obligations

We have the following contractual obligations as at December 31, 2006:

Contractual Obligations	Payments Due by Period
	Total $	Less than 1 year $	1 -3 years $	4 – 5 years $	After 5 years $
Long term debt (1)	150,000	—	—	—	150,000
Capital lease obligations	Nil	—	—	—	—
Operating leases (2)	394,983	89,430	178,860	126,693	—
Purchase obligations	650,000	650,000	—	—	—
Other long term obligations	Nil	—	—	—	—
Total contractual obligations	1,194,983	739,430	178,860	126,693	150,000

Note:

(1)	Our long term debt is a $150,000 loan from the Alberta Heritage Foundation. Repayments are required upon the realization of sales (see note 6 of the Company’s audited 2006 financial statements).
(2)	Our operating leases are comprised of our office lease and exclude our portion of operating costs.

We intend to fund our capital expenditure requirements and commitments with existing working capital.

Investing Activities

Under our Investment Policy, we are permitted to invest in short-term instruments with a rating no less than R-1 (DBRS) with terms less than two years. As of December 31, 2006, we had $24,122,237 invested under this policy, currently earning interest at an effective rate of 4.0%.

OFF-BALANCE SHEET ARRANGEMENTS

As at December 31, 2006, we have not entered into any off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

In 2006 and 2005, we did not enter into any related party transactions.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

We do not use financial derivatives or “other financial instruments”.

RISK FACTORS AFFECTING FUTURE PERFORMANCE

All of our potential products, including REOLYSIN®, are in the research and development stage and will require further development and testing before they can be marketed commercially.

Prospects for companies in the biotechnology industry generally may be regarded as uncertain given the nature of the industry and, accordingly, investments in biotechnology companies should be regarded as speculative. We are currently in the research and development stage on one product, REOLYSIN®, for human application, the riskiest stage for a company in the biotechnology industry. It is not possible to predict, based upon studies in animals, or early studies in humans, whether REOLYSIN® will prove to be safe and effective in humans. REOLYSIN® will require additional research and development, including extensive clinical testing, before we will be able to obtain the approval of the United States Food and Drug Administration (the “FDA”) or from similar regulatory authorities in other countries to market REOLYSIN® commercially. There can be no assurance that the research and development programs conducted by us will result in REOLYSIN® or any other products becoming commercially viable products, and in the event that any product or products result from the research and development program, it is unlikely they will be commercially available for a number of years.

To achieve profitable operations Oncolytics Biotech Inc., alone or with others, must successfully develop, introduce and market our products. To obtain regulatory approvals for products being developed for human use, and to achieve commercial success, human clinical trials must demonstrate that the product is safe for human use and that the product shows efficacy. Unsatisfactory results obtained from a particular study relating to a program may cause us to abandon our commitment to that program or the product being tested. No assurances can be provided that any current or future animal or human test, if undertaken, will yield favorable results. If we are unable to establish that REOLYSIN® is a safe, effective treatment for cancer, we may be required to abandon further development of the product and develop a new business strategy.

There are inherent risks in pharmaceutical research and development.

Pharmaceutical research and development is highly speculative and involves a high and significant degree of risk. The marketability of any product developed by us will be affected by numerous factors beyond our control, including:

•	the discovery of unexpected toxicities or lack of sufficient efficacy of products which make them unattractive or unsuitable for human use;
•	preliminary results as seen in animal and/or limited human testing may not be substantiated in larger controlled clinical trials;
•	manufacturing costs or other factors may make manufacturing of products impractical and non-competitive;
•	proprietary rights of third parties or competing products or technologies may preclude commercialization;
•	requisite regulatory approvals for the commercial distribution of products may not be obtained; and
•	other factors may become apparent during the course of research, up-scaling or manufacturing which may result in the discontinuation of research and other critical projects.

Our product under development has never been manufactured on a commercial scale, and there can be no assurance that such products can be manufactured at a cost or in a quantity to render such products commercially viable. Production and utilization of our products may require the development of new manufacturing technologies and expertise. The impact on our business in the event that new manufacturing technologies and expertise are required to be developed is uncertain. There can be no assurance that we will successfully meet any of these technological challenges, or others that may arise in the course of development.

Pharmaceutical products are subject to intense regulatory approval processes.

The regulatory process for pharmaceuticals, which includes preclinical studies and clinical trials of each compound to establish its safety and efficacy, takes many years and requires the expenditure of substantial resources. Moreover, if regulatory approval of a drug is granted, such approval may entail limitations on the indicated uses for which it may be marketed. Failure to comply with applicable regulatory requirements can, among other things, result in suspension of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution. Further, government policy may change, and additional government regulations may be established that could prevent or delay regulatory approvals for our products. In addition, a marketed drug and its manufacturer are subject to continual review. Later discovery of previously unknown problems with the product or manufacturer may result in restrictions on such product or manufacturer, including withdrawal of the product from the market.

The FDA in the United States and other relevant regulatory authorities may deny approval of a new drug application (“NDA”) or its equivalent in the relevant jurisdiction if required regulatory criteria are not satisfied, or may require additional testing. Product approvals may be withdrawn if compliance with regulatory standards is not maintained or if problems occur after the product reaches the market. The FDA may require further testing and surveillance programs to monitor the pharmaceutical product that has been commercialized. Non-compliance with applicable requirements can result in fines and other judicially imposed sanctions, including product withdrawals, product seizures, injunction actions and criminal prosecutions.

In addition to our own pharmaceuticals, we may supply active pharmaceutical ingredients and advanced pharmaceutical intermediates for use in our customers’ drug products. The final drug products in which the pharmaceutical ingredients and advanced pharmaceutical intermediates are used, however, are subject to regulation for safety and efficacy by the FDA and other jurisdictions, as the case may be. Such products must be approved by such agencies before they can be commercially marketed. The process of obtaining regulatory clearance for marketing is uncertain, costly and time consuming. We cannot predict how long the necessary regulatory approvals will take or whether our customers will ever obtain such approval for their products. To the extent that our customers do not obtain the necessary regulatory approvals for marketing new products, our product sales could be adversely affected.

The FDA and other governmental regulators have increased requirements for drug purity and have increased environmental burdens upon the pharmaceutical industry. Because pharmaceutical drug manufacturing is a highly regulated industry, requiring significant documentation and validation of manufacturing processes and quality control assurance prior to approval of the facility to manufacture a specific drug, there can be considerable transition time between the initiation of a contract to manufacture a product and the actual initiation of manufacture of that product. Any lag time in the initiation of a contract to manufacture product and the actual initiation of manufacture could cause us to lose profits or incur liabilities.

The pharmaceutical regulatory regime in Europe and other countries is, by and large, generally similar to that of Canada and the United States. We could face similar risks in these other jurisdictions, as the risks described above.

Our operations and products may be subject to other government manufacturing and testing regulations.

Securing regulatory approval for the marketing of therapeutics by the FDA in the United States and similar regulatory agencies in other countries is a long and expensive process, which can delay or prevent product development and marketing. Approval to market products may be for limited applications or may not be received at all.

The products anticipated to be manufactured by us will have to comply with the FDA’s current Good Manufacturing Practices (“cGMP”) and other FDA and local government guidelines and regulations, including other international regulatory requirements and guidelines. Additionally, certain of our customers may require the manufacturing facilities contracted by us to adhere to additional manufacturing standards, even if not required by the FDA. Compliance with cGMP regulations requires manufacturers to expend time, money and effort in production, and to maintain precise records and quality control to ensure that the product meets applicable specifications and other requirements. The FDA and other regulatory bodies periodically inspect drug-manufacturing facilities to ensure compliance with applicable cGMP requirements. If the manufacturing facilities contracted by us fail to comply with the cGMP requirements, the facilities may become subject to possible FDA or other regulatory action and manufacturing at the facility could consequently be suspended. We may not be able to contract suitable alternative or back-up manufacturing facilities on terms acceptable to us or at all.

The FDA or other regulatory agencies may also require the submission of any lot of a particular product for inspection. If the lot product fails to meet the FDA requirements, then the FDA could take any of the following actions: (i) restrict the release of the product; (ii) suspend manufacturing of the specific lot of the product; (iii) order a recall of the lot of the product; or (iv) order a seizure of the lot of the product.

We are subject to regulation by governments in many jurisdictions and, if we do not comply with healthcare, drug, manufacturing and environmental regulations, among others, our existing and future operations may be curtailed, and we could be subject to liability.

In addition to the regulatory approval process, we may be subject to regulations under local, provincial, state, federal and foreign law, including requirements regarding occupational health, safety, laboratory practices, environmental protection and hazardous substance control, and may be subject to other present and future local, provincial, state, federal and foreign regulations.

Our products may fail or cause harm, subjecting us to product liability claims, which are uninsured.

The sale and use of our products entail risk of product liability. We currently do not have any product liability insurance. There can be no assurance that we will be able to obtain appropriate levels of product liability insurance prior to any sale of our pharmaceutical products. An inability to obtain insurance on economically feasible terms or to otherwise protect against potential product liability claims could inhibit or prevent the commercialization of products developed by us. The obligation to pay any product liability claim or a recall of a product could have a material adverse effect on our business, financial condition and future prospects.

Our technologies may become obsolete.

The pharmaceutical industry is characterized by rapidly changing markets, technology, emerging industry standards and frequent introduction of new products. The introduction of new products embodying new technologies, including new manufacturing processes, and the emergence of new industry standards may render our products obsolete, less competitive or less marketable. The process of developing our products is extremely complex and requires significant continuing development efforts and third party commitments. Our failure to develop new technologies and products and the obsolescence of existing technologies could adversely affect our business.

We may be unable to anticipate changes in our potential customer requirements that could make our existing technology obsolete. Our success will depend, in part, on our ability to continue to enhance our existing technologies, develop new technology that addresses the increasing sophistication and varied needs of the market, and respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis. The development of our proprietary technology entails significant technical and business risks. We may not be successful in using our new technologies or exploiting the respective niche markets effectively or adapting our businesses to evolving customer or medical requirements or preferences or emerging industry standards.

We have no operating revenues and a history of losses.

To date, we have not generated sufficient revenues to offset our research and development costs and accordingly have not generated positive cash flow or made an operating profit. As of December 31, 2006, we had an accumulated deficit of $65.0 million and we incurred net losses of $14.3 million, $12.8 million, and $13.0 million, for the years ended December 31, 2006, 2005, and 2004, respectively. We anticipate that we will continue to incur significant losses during 2007 and in the foreseeable future. We will not reach profitability until after successful and profitable commercialization of one or more of our products. Even if one or more of our products are profitably commercialized, the initial losses incurred by us may never be recovered.

We may need additional financing in the future to fund the research and development of our products and to meet our ongoing capital requirements.

As of December 31, 2006, we had cash and cash equivalents (including short-term investments) of $27.6 million and working capital of approximately $25.7 million. On February 22, 2007 we received net proceeds of approximately $10,590,000 from for the issuance of 4,000,000 units at a price of $3.00 per unit. Each unit consisted of one common share and one half of one common share purchase warrant (see –

“Recent 2007 Progress”). We anticipate that we may need additional financing in the future to fund research and development and to meet our ongoing capital requirements. The amount of future capital requirements will depend on many factors, including continued scientific progress in our drug discovery and development programs, progress in our pre-clinical and clinical evaluation of drug candidates, time and expense associated with filing, prosecuting and enforcing our patent claims and costs associated with obtaining regulatory approvals. In order to meet such capital requirements, we will consider contract fees, collaborative research and development arrangements, and additional public or private financings (including the incurrence of debt and the issuance of additional equity securities) to fund all or a part of particular programs as well as potential partnering or licensing opportunities. There can be no assurance that additional funding will be available or, if available, that it will be available on acceptable terms. If adequate funds are not available on terms favorable to us, we may have to reduce substantially or eliminate expenditures for research and development, testing, production and marketing of our proposed product, or obtain funds through arrangements with corporate partners that require us to relinquish rights to certain of our technologies or product. There can be no assurance that we will be able to raise additional capital if our current capital resources are exhausted.

The cost of director and officer liability insurance may continue to increase substantially or may not be available to us and may affect our ability to retain quality directors and officers.

We carry liability insurance on behalf of our directors and officers. Given a number of large director and officer liability insurance claims in the U.S. equity markets, director and officer liability insurance has become increasingly more expensive with increased restrictions. Consequently, there is no assurance that we will continue to be offered this insurance or be able to obtain adequate coverage. The inability to acquire the appropriate insurance coverage will limit our ability to attract and maintain directors and officers as required to conduct our business.

We incur some of our expenses in foreign currencies and therefore are exposed to foreign currency exchange rate fluctuations.

We incur some of our manufacturing, clinical, collaborative and consulting expenses in foreign currencies, primarily the U.S. dollar and the Great British pound (“GBP”). Over the past few years the Canadian dollar has appreciated relative to the U.S. dollar and the GBP thereby decreasing the Canadian dollar equivalent. However, if this trend reverses, our Canadian dollar equivalent costs will increase. Also, as we expand to other foreign jurisdictions there may be an increase in our foreign exchange exposure.

We earn interest income on our excess cash reserves and are exposed to changes in interest rates.

We invest our excess cash reserves in investment vehicles that provide a rate of return with little risk to principle. As interest rates change the amount of interest income we earn will be directly impacted.

OTHER MD&A REQUIREMENTS

We have 40,520,748 common shares outstanding at March 2, 2007. If all of our warrants (4,672,000) and options (3,637,950) were exercised we would have 48,830,698 common shares outstanding.

Our 2006 Annual Information Form is available on www.sedar.com.

Disclosure Controls and Procedures

Evaluation of Disclosure Controls and Procedures:

Our chief executive and financial officers reviewed and evaluated our disclosure controls and procedures. Based on that evaluation, they have concluded that our disclosure controls and procedures are effective in providing them with timely material information relating to the Company.

Management’s Annual Report on Internal Control Over Financial Reporting:

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, and has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles (GAAP), including a reconciliation to U.S. GAAP.

Management, including the Chief Executive Officer and Chief Financial Officer, does not expect that our internal controls and procedures over financial reporting will prevent all error and all fraud. A control system can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within Oncolytics Biotech Inc. have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving our stated goals under all potential future conditions. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has evaluated the design and operation of our internal control over financial reporting as of December 31, 2006, and has concluded that such internal control over financial reporting is effective as of December 31, 2006. There are no material weaknesses that have been identified by management in this regard. This assessment was based on criteria for effective internal control over financial reporting described in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As this report is required for U.S. reporting purposes, and we are a “foreign private issuer” as defined in Rule 3b-4 of the U.S. Securities and Exchange Act of 1934, as amended, and we are not a “large accelerated filer”, our auditors have not attested to management’s evaluation of internal controls over financial reporting for the year ended December 31, 2006.

Changes in Internal Controls over Financial Reporting:

There were no changes in our internal control over financial reporting that occurred during the last fiscal year that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.